UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-38164

CALEDONIA MINING CORPORATION PLC
(Translation of registrant's name into English)

B006 Millais House
Castle Quay
St Helier
Jersey JE2 3EF
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CALEDONIA MINING CORPORATION PLC
(Registrant)

Date: November 25, 2024	/s/ JOHN MARK LEARMONTH
John Mark Learmonth
CEO and Director

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release dated November 25, 2024